SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                             Commission File Number 0-17597
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                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

               For Period Ended: May 31, 1999
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               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                      Notification relates to entire filing
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                                     PART I
                             REGISTRANT INFORMATION

                            Elite Technologies, Inc.
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                            Full Name of Registrant

                                  CONCAP, Inc.
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                           Former Name if Applicable

                       3700 Crestwood Parkway, Suite 1000
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           Address of Principal Executive Office (Street and Number)

                                Duluth, GA 30096
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


|X| | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
|X| | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on
    |     or before the 15th calendar day following the prescribed due date; or
    |     the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
|X| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable. See Attachment A.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has experienced a delay in completing the financial statement and Management's Discussion and Analysis portions of its Form 10-K for the fiscal year ended May 31, 1999 which delay could not be overcome without unreasonable effort and expense, as a result of the following:

On July 15, 1999, the Registrant dismissed its independen accountant and engaged a new principal accountant with a larger staff. The officers and directors have been unable to finalize the transition to the new accountant of all information regarding the Registrant's performance during the fiscal year in a timely manner to enable the auditors to prepare and verify the financial statments for the 10-K. The transition and verfication of information will be completed within the time period described in this Form 12b-25


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

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Scott Schuster, Chief Executive Officer             (770)         381-8089
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Attachment B.

                            Elite Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date August 30, 1999              By /s/ Scott Schuster
    -----------------------          -------------------------------------------
                                     Scott Schuster
                                     Chief Executive Officer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)


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

                                  Attachment A

Securities and Exchange Commission
Washington, D.C. 20549

Re: Elite Technologies, Inc. - Annual Report

Dear Sir or Madam:

      On July 15, 1999, our firm was engaged to serve as the principal auditors of Elite Technologies, Inc. (the "Registrant"). The Registrant was unable to finalize the transition of all information regarding the Registrant's performance during the fiscal year in a timely manner to enable our firm to prepare and verify the financial statements for the 10-K. The transition and verification of information will be completed within the time period described in the Form 12b-25 to which this letter is attached.

                                   Sincerely,


                                   KPMG, LLP


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

                                  Attachment B

      It is anticipated that significant changes in the results of operations will be reflected by the Registrant's earnings statements for the fiscal year ended May 31, 1999 as compared with the comparable period of 1998. These changes result primarily from the restructuring and internal growth of the business and the acquisition of two businesses in the fall of 1998. A reasonable estimate cannot be made at this time because review of the financial statements of the acquired companies has not been completed.


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